Exhibit 99.1

Fourth Quarter 2015 Earnings Release

BMO Financial Group Reports Net Income of $4.4 Billion for Fiscal 2015; Fourth Quarter Net Income up 13%

Financial Results Highlights:

Fourth Quarter 2015 Compared with Fourth Quarter 2014:

•	Net income of $1,214 million, up 13%; adjusted net income[1] of $1,264 million, up 14%

•	EPS[2] of $1.83, up 17%; adjusted EPS[1,2] of $1.90, up 17%

•	ROE of 12.9%, compared with 13.1%; adjusted ROE[1] of 13.5%, compared with 13.7%

•	Provisions for credit losses of $128 million, compared with $170 million

•	Basel III Common Equity Tier 1 Ratio of 10.7%

•	Dividend increased by $0.02 from the preceding quarter to $0.84

Fiscal 2015 Compared with Fiscal 2014:

•	Net income of $4,405 million, up 2%; adjusted net income[1] of $4,681 million, up 5%

•	EPS[2] of $6.57, up 2%; adjusted EPS[1,2] of $7.00, up 6%

•	ROE of 12.5%, compared with 14.0%; adjusted ROE[1] of 13.3%, compared with 14.4%

•	Book value per share of $56.31, up 17%

•	Provisions for credit losses of $612 million, compared with $561 million

•	Dividend increased by $0.04 or 5%

Toronto, December 1, 2015 – For fiscal 2015, BMO Financial Group reported net income of $4,405 million or $6.57 per share on a reported basis and net income of $4,681 million or $7.00 per share on an adjusted basis. For the fourth quarter ended October 31, 2015, net income was $1,214 million and EPS was $1.83. Adjusted net income was $1,264 million and adjusted EPS was $1.90.

“BMO posted a strong finish to the year, delivering record results, with $4.7 billion in adjusted net income, and adjusted earnings per share of $7.00, up 6% from last year,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “These results reflect the benefits of our diversified business mix, with Canadian and U.S. Banking and Wealth Management all contributing to the bank’s growth.

“For the first time, our Personal and Commercial Banking and Wealth Management businesses in the U.S. generated adjusted earnings of more than $1 billion. With the acquisition of GE Capital Transportation Finance which closed today, we continue to strengthen our large, well-established North American commercial banking customer base.

“Our business is still fundamentally about people helping people. We are increasingly adept at thinking like customers, using online and mobile to dramatically increase the number of customers we can serve. And when we get the digital and the personal in balance, the result is perfectly aligned with our brand promise – and will be difficult to duplicate.

“As we look ahead, our well-diversified portfolio of businesses provides a strong platform from which we will continue to deliver profitable growth.”

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a first quarter 2016 dividend of $0.84 per common share up $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.36 per common share.

BMO’s 2015 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A), along with the supplementary financial information report, are available online at www.bmo.com/investorrelations and at www.sedar.com.

Total Bank Overview

Net income was $1,214 million for the fourth quarter of 2015, up $144 million or 13% from the prior year.

Adjusted net income was $1,264 million, up $153 million or 14% from the prior year with good income growth across all of our operating groups. Adjusted EPS was up 17% year-over-year. Return on equity was 12.9% and adjusted return on equity was 13.5%. Book value per share increased 17% from the prior year to $56.31 per share. The Basel III Common Equity Tier 1 Ratio was strong at 10.7%.

Operating Segment Overview

Canadian P&C

Net income was $560 million and adjusted net income was $561 million both up $34 million or 7% from the prior year. Revenue was up $58 million or 3% from the prior year due to higher balances across most products and increased non-interest revenue. Expenses increased $28 million and adjusted expenses increased $27 million or 3% reflecting continued investment in the business, net of lower employee-related costs. Adjusted operating leverage was 0.1%. Year-over-year loan growth was 4% and deposit growth was 5%.

In our personal banking business, year-over-year loan and deposit growth was 3% and 4%, respectively. During the quarter, MoneySenseTM magazine named our Premium Cashback MasterCard for Business as Canada’s #1 Business CashBack Card in their annual credit card rankings. Our Summer Campaign was a success with a 26% increase in sales of everyday banking plans and higher products per customer compared to the prior year.

In our commercial banking business, loans and deposits grew 6% and 7% year-over-year, respectively. During the quarter, World Finance magazine named BMO the Best Commercial Bank in Canada in their 2015 Banking Awards. The World Finance awards celebrate achievement and innovation in the financial industry, and BMO was recognized as a result of our commitment to building customer relationships, innovative solutions and strong regional and industry focus, particularly in Aboriginal Banking and Women in Business. In our upper mid-market business we launched equipment leasing to expand our product offerings. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C

Net income of $207 million increased $38 million or 23% from a year ago. Adjusted net income of $221 million increased $39 million or 22%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $157 million increased $6 million or 4% from a year ago. Adjusted net income of $167 million increased $5 million or 3%, driven by lower provisions for credit losses.

Revenue of $723 million remained stable as higher loan and deposit volume and mortgage banking revenue were offset by lower net interest margin. Adjusted non-interest expense of $474 million increased $14 million or 3% primarily due to higher employee-related costs.

Year-over-year loan growth was $2.0 billion or 3%, led by good growth in commercial and industrial (C&I) loans of $3.1 billion or 11%.

During the quarter, the Federal Deposit Insurance Corporation released their annual deposit market share results. In the Chicago and Wisconsin areas we maintained our strong second place rankings, as BMO Harris Bank’s deposit market share improved to 12.5% and 12.8% respectively. We maintained our number four market share ranking within our primary footprint of Wisconsin, Illinois, Missouri, Kansas, Indiana, and Minnesota.

On September 10, 2015, we announced the signing of an agreement to acquire General Electric Capital Corporation’s (GE Capital) Transportation Finance business with net earning assets of approximately $8.9 billion U.S. dollars on closing. The acquisition builds on our position as a market leader in commercial banking and enhances our business position in the United States by further diversifying net income, adding scale and enhancing profitability and margins. The acquisition is expected to close in the first quarter of 2016.

Wealth Management

Net income was $243 million up $18 million or 8% from a year ago. Adjusted net income of $271 million increased $19 million or 8% from a year ago. Adjusted net income in traditional wealth was $214 million, driven by a gain on sale and underlying business growth, despite softer equity markets, partially offset by a legal reserve. Adjusted net income in traditional wealth was up $79 million or 60%. Adjusted net income in insurance was $57 million, compared to $117 million a year ago due to high actuarial benefits in the prior year.

Assets under management and administration grew by $70 billion or 9% from a year ago to $864 billion, driven by favourable foreign exchange movements and market appreciation. During the quarter, BMO Private Bank was named Best Domestic Private Bank, U.S. for 2015 by Global Financial Market Review for the third consecutive year. We were chosen for our client service, high-quality wealth advisors and innovative solutions demonstrating our team’s consistent dedication to our clients, understanding their needs and delivering a great product offering.

On September 30, 2015, we closed the sale of BMO’s U.S. retirement services business and BMO Benefit Services. These transactions are consistent with BMO Global Asset Management’s strategy to focus on our world-class asset management business.

2 BMO Financial Group Fourth Quarter Report 2015

BMO Capital Markets

Net income of $242 million increased $51 million or 27% from a year ago. Revenue increased $127 million or 16%. Excluding the impact of the stronger U.S. dollar, revenue increased $71 million or 9%. Trading Products revenue increased due to higher trading revenue, including the unfavourable impact of implementing a funding valuation adjustment in the prior year, and higher securities commissions and fees. Investment and Corporate Banking revenue increased due to higher lending revenue. Both Trading Products and Investment and Corporate Banking revenue were impacted by lower securities gains. Excluding the impact of the stronger U.S. dollar, non-interest expenses were relatively unchanged, increasing $3 million.

During the quarter, BMO Capital Markets was named Best Bank for Canadian Dollar Foreign Exchange for the fifth consecutive year by FX Week magazine. We also closed on the sale of our U.S. municipal bond sales, trading and origination business. We remain firmly committed to our U.S. platform and this transaction enables us to focus resources on our core U.S. fixed income businesses.

BMO Capital Markets participated in 286 new global issues in the quarter, comprising 122 corporate debt deals, 123 government debt deals and 41 equity transactions, raising $920 billion.

Corporate Services

Corporate Services adjusted net loss for the fourth quarter of 2015 was $32 million, compared with an adjusted net loss of $41 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.7% at October 31, 2015. The CET1 Ratio increased by approximately 30 basis points from 10.4% at the end of the third quarter primarily due to an increase in CET1 Capital and also due to lower risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses (PCL) was $128 million, a decrease of $42 million from the prior year primarily due to net recoveries in Corporate Services and lower provisions in Canadian P&C.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Fourth Quarter Report 2015 3

Financial Review

The Financial Review commentary is as of December 1, 2015. The Financial Review should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2015, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2015, and Management’s Discussion and Analysis (MD&A) for fiscal 2015. The material that precedes this section comprises part of this Financial Review.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

5	Summary Data
6	Non-GAAP Measures
7	Caution Regarding Forward-Looking Statements
8	Foreign Exchange
8	Net Income
9	Revenue
10	Provisions for Credit Losses
11	Impaired Loans
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities
11	Non-Interest Expense
11	Income Taxes
12	Capital Management
13	Eligible Dividends Designation

14	Review of Operating Groups’ Performance
	14	Personal and Commercial Banking (P&C)
		15	Canadian Personal and Commercial Banking (Canadian P&C)
		16	U.S. Personal and Commercial Banking (U.S. P&C)
	18	Wealth Management
	19	BMO Capital Markets
	20	Corporate Services, Including Technology and Operations
20	Risk Management
21	Interim Consolidated Financial Statements
	21	Consolidated Statement of Income
	22	Consolidated Statement of Comprehensive Income
	23	Consolidated Balance Sheet
	24	Consolidated Statement of Changes in Equity
25	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of October 31, 2015, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2015, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

4 BMO Financial Group Fourth Quarter Report 2015

Summary Data	Table 1

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014

Summary Income Statement
Net interest income	2,367	2,272	2,178	8,970	8,461
Non-interest revenue (1)	2,615	2,554	2,462	10,419	9,762

Revenue (1)	4,982	4,826	4,640	19,389	18,223
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	265	218	300	1,254	1,505

Revenue, net of CCPB	4,717	4,608	4,340	18,135	16,718
Specific provision for credit losses	128	160	170	612	561
Non-interest expense	3,093	2,971	2,887	12,182	10,921
Provision for income taxes	282	285	213	936	903

Net income	1,214	1,192	1,070	4,405	4,333

Attributable to bank shareholders	1,206	1,185	1,057	4,370	4,277
Attributable to non-controlling interest in subsidiaries	8	7	13	35	56

Net income	1,214	1,192	1,070	4,405	4,333

Adjusted net income	1,264	1,230	1,111	4,681	4,453

Common Share Data ($ except as noted)
Earnings per share	1.83	1.80	1.56	6.57	6.41
Adjusted earnings per share	1.90	1.86	1.63	7.00	6.59
Earnings per share growth (%)	17.3	7.8	(2.5)	2.5	3.9
Adjusted earnings per share growth (%)	16.6	7.5	0.6	6.2	6.1
Dividends declared per share	0.82	0.82	0.78	3.24	3.08
Book value per share	56.31	55.36	48.18	56.31	48.18
Closing share price	76.04	72.98	81.73	76.04	81.73
Total market value of common shares ($ billions)	48.9	46.9	53.0	48.9	53.0
Dividend yield (%)	4.3	4.5	3.8	4.3	3.8

Financial Measures and Ratios (%)
Return on equity	12.9	13.6	13.1	12.5	14.0
Adjusted return on equity	13.5	14.0	13.7	13.3	14.4
Net income growth	13.5	5.9	(0.4)	1.7	3.3
Adjusted net income growth	13.9	5.7	2.1	5.1	5.4
Revenue growth (1)	7.4	2.0	7.4	6.4	8.3
Adjusted revenue growth, net of CCPB	8.7	9.4	8.2	8.5	8.7
Non-interest expense growth	7.1	7.9	11.9	11.5	6.8
Adjusted non-interest expense growth	6.9	8.0	14.1	9.8	10.3
Efficiency ratio (1)	62.1	61.6	62.2	62.8	59.9
Adjusted efficiency ratio (1)	60.8	60.5	61.1	60.9	59.1
Adjusted efficiency ratio, net of CCPB	64.2	63.4	65.3	65.2	64.4
Operating leverage (1)	0.3	(5.9)	(4.5)	(5.1)	1.5
Adjusted operating leverage, net of CCPB	1.8	1.4	(5.9)	(1.3)	(1.6)
Net interest margin on average earning assets	1.57	1.55	1.60	1.55	1.60
Effective tax rate	18.8	19.3	16.6	17.5	17.2
Adjusted effective tax rate	18.9	19.4	16.8	18.0	17.5
Return on average assets	0.70	0.71	0.69	0.66	0.72
Provision for credit losses-to-average loans and acceptances (annualized)	0.15	0.20	0.23	0.19	0.19

Balance Sheet (as at $ millions, except as noted)
Assets	641,881	672,442	588,659	641,881	588,659
Net loans and acceptances	334,024	329,179	303,038	334,024	303,038
Deposits	438,169	447,617	393,088	438,169	393,088
Common shareholders’ equity	36,182	35,560	31,273	36,182	31,273
Cash and securities-to-total assets ratio (%)	27.8	29.3	30.2	27.8	30.2

Capital Ratios (%)
Common Equity Tier 1 Ratio	10.7	10.4	10.1	10.7	10.1
Tier 1 Capital Ratio	12.3	11.7	12.0	12.3	12.0
Total Capital Ratio	14.4	13.7	14.3	14.4	14.3

Foreign Exchange Rates
As at Cdn./U.S. dollar	1.3075	1.3080	1.1271	1.3075	1.1271
Average Cdn./U.S. dollar	1.3191	1.2671	1.1114	1.2550	1.0937

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2015 5

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014

Reported Results
Revenue (1)	4,982	4,826	4,640	19,389	18,223
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(265)	(218)	(300)	(1,254)	(1,505)
Revenue, net of CCPB	4,717	4,608	4,340	18,135	16,718
Provision for credit losses	(128)	(160)	(170)	(612)	(561)
Non-interest expense	(3,093)	(2,971)	(2,887)	(12,182)	(10,921)
Income before income taxes	1,496	1,477	1,283	5,341	5,236
Provision for income taxes	(282)	(285)	(213)	(936)	(903)
Net Income	1,214	1,192	1,070	4,405	4,333
EPS ($)	1.83	1.80	1.56	6.57	6.41

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (2)	(43)	(40)	(42)	(163)	(140)
Acquisition integration costs (3)	(20)	(9)	(11)	(53)	(20)
Restructuring costs (4)	-	-	-	(149)	-
Adjusting items included in reported pre-tax income	(63)	(49)	(53)	(365)	(160)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (2)	(33)	(32)	(32)	(127)	(104)
Acquisition integration costs (3)	(17)	(6)	(9)	(43)	(16)
Restructuring costs (4)	-	-	-	(106)	-
Adjusting items included in reported net income after tax	(50)	(38)	(41)	(276)	(120)
Impact on EPS ($)	(0.07)	(0.06)	(0.07)	(0.43)	(0.18)

Adjusted Results
Revenue (1)	4,984	4,826	4,640	19,391	18,223
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(265)	(218)	(300)	(1,254)	(1,505)
Revenue, net of CCPB	4,719	4,608	4,340	18,137	16,718
Provision for credit losses	(128)	(160)	(170)	(612)	(561)
Non-interest expense	(3,032)	(2,922)	(2,834)	(11,819)	(10,761)
Income before income taxes	1,559	1,526	1,336	5,706	5,396
Provision for income taxes	(295)	(296)	(225)	(1,025)	(943)
Net income	1,264	1,230	1,111	4,681	4,453
EPS ($)	1.90	1.86	1.63	7.00	6.59

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)   Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

(2)   These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 14, 15, 16, 18 and 19.

(3)   Acquisition integration costs related to F&C are charged to Wealth Management and acquisition integration costs related to GE Capital Transportation Finance are charged to Corporate Services. Acquisition integration costs are primarily recorded in non-interest expense.

(4)   Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity.

6 BMO Financial Group Fourth Quarter Report 2015

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; the anticipated benefits from the acquisition of the GE Capital Transportation Finance business are not realized in the time frame anticipated or at all; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual MD&A, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section on page 30 of BMO’s 2015 Annual MD&A.

Assumptions about current and expected capital requirements, GE Capital’s Transportation Finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the impact of the acquired business on our net income, profitability and margins in 2016 and beyond.

Assumptions about current and expected capital requirements and our models used to assess those requirements under applicable capital guidelines, GE Capital’s Transportation Finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies were material factors we considered in estimating the impact on our capital ratios in 2016 and beyond.

BMO Financial Group Fourth Quarter Report 2015 7

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, recovery of (provision for) credit losses and income taxes that are denominated in U.S. dollars were increased relative to the third quarter of 2015 and the fourth quarter of 2014, due to the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 4% from the third quarter of 2015 and increased by 19% from a year ago. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. At October 31, 2015, the Canadian dollar traded at $1.3075 per U.S. dollar. It traded at $1.3080 and $1.127 per U.S. dollar at July 31, 2015 and October 31, 2014 respectively.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the quarter. During the quarter we hedged a portion of the forecasted BMO Capital Markets U.S. dollar net income. These hedges are subject to mark-to-market accounting which resulted in a negligible loss in the fourth quarter, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q4-2015
(Canadian $ in millions, except as noted)	vs Q4-2014	vs Q3-2015
Canadian/U.S. dollar exchange rate (average)
Current period	1.3191	1.3191
Prior period	1.1114	1.2671

Effects on U.S. segment reported results
Increased net interest income	133	34
Increased non-interest revenue	121	30
Increased revenues	254	64
Increased recovery of credit losses	5	1
Increased expenses	(194)	(49)
Increased income taxes	(16)	(4)
Increased reported net income	49	12

Effects on U.S. segment adjusted results
Increased net interest income	133	34
Increased non-interest revenue	121	30
Increased revenues	254	64
Increased provision for credit losses	(2)	(1)
Increased expenses	(189)	(47)
Increased income taxes	(15)	(4)
Increased adjusted net income	48	12

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q4 2015 vs Q4 2014

Net income was $1,214 million for the fourth quarter of 2015, up $144 million or 13% from the prior year. Adjusted net income was $1,264 million, up $153 million or 14% from the prior year. EPS of $1.83 and adjusted EPS of $1.90 were both up $0.27 or 17% from the prior year.

Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

The combined P&C banking business net income of $767 million and adjusted net income of $782 million were both up 11%. Canadian P&C results increased 7% driven by higher revenue and strong credit performance, partially offset by higher expenses. U.S. P&C adjusted net income increased 22% on a Canadian dollar basis and increased 3% on a U.S. dollar basis, driven by lower provisions for credit losses. Wealth Management adjusted results increased 8% with traditional wealth increasing 60% driven by a gain on sale and underlying business growth, despite softer equity markets, partially offset by a legal reserve. Insurance net income decreased due to high actuarial benefits in the prior year. BMO Capital Markets results increased 27% due to higher revenue. Corporate Services adjusted results were better as lower revenue was more than offset by lower expenses, and credit loss recoveries.

8 BMO Financial Group Fourth Quarter Report 2015

Q4 2015 vs Q3 2015

Net income increased $22 million or 2%. Adjusted net income increased $34 million or 3%. EPS increased by $0.03 or 2% and adjusted EPS increased $0.04 or 2%.

Net income increased in Canadian P&C as a result of higher revenues. Traditional wealth adjusted net income increased due to a gain on sale and adjusted net income in insurance was stable quarter over quarter. BMO Capital Markets results decreased largely due to lower revenue in Trading Products and Investment and Corporate Banking. U.S. P&C adjusted net income decreased due primarily to below trend provisions for credit losses in the prior quarter. Corporate Services adjusted results improved mainly due to better than trend non-interest revenue and lower PCL partially offset by higher expenses which were below-trend in the prior quarter.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measure section.

Revenue (1)

Q4 2015 vs Q4 2014

Total revenue of $4,982 million increased $342 million or 7% from the fourth quarter a year ago. On a basis that nets insurance claims, commissions and policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $377 million or 9%, including a 6% impact of the stronger U.S. dollar. Canadian P&C revenue increased due to higher balances across most products and increased non-interest revenue. U.S. P&C revenue increased 19% on a Canadian dollar basis and was consistent with the prior year on a U.S. dollar basis as higher loan and deposit volume and mortgage banking revenue were offset by lower net interest margin. Wealth Management results increased on a net revenue basis, with traditional wealth revenue benefitting from the gain on sale and higher fee-based revenue partially offset by lower brokerage commissions. Net insurance revenue decreased mainly due to high actuarial benefits in the prior year. BMO Capital Markets revenue was up due to higher trading revenue, including the unfavourable impact of implementing a funding valuation adjustment in the prior year, and higher securities commissions and fees. Investment and Corporate Banking revenue increased due to higher lending revenue. Both Trading Products and Investment and Corporate Banking revenue were impacted by lower securities gains. Corporate Services revenue was lower due to a higher group teb adjustment and lower treasury-related revenue.

Net interest income of $2,367 million increased $189 million or 9% from a year ago, due to the impact of the stronger U.S. dollar and volume growth, partially offset by lower net interest margin. BMO’s overall net interest margin decreased by 3 basis points to 1.57%. Average earning assets increased $58 billion or 11% to $597 billion, including a $42 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $188 million or 9% on a net revenue basis to $2,350 million. Excluding the impact of the stronger U.S. dollar, net non-interest revenue increased 3%. Increases in other non-interest revenue and mutual fund revenues were partially offset by lower net insurance revenue, underwriting and advisory fees, and securities gains.

Gross insurance revenue declined $101 million from a year ago, when lower long-term interest rates increased the fair value of insurance investments, partially offset by increased underlying business premiums in the current quarter. The reduction in insurance revenue was partially offset by lower insurance claims, commissions and policy holder benefit liabilities as discussed on page 11. The decline in net insurance revenue was due to high actuarial benefits in the prior year.

Q4 2015 vs. Q3 2015

Total revenue increased $156 million or 3% from the third quarter. On a net revenue basis, revenue increased $109 million or 2%, primarily due to the impact of the stronger U.S. dollar. Canadian P&C revenue improved driven by higher balances across most products. U.S. P&C increased 4% on a Canadian dollar basis and declined modestly on a U.S. dollar basis. Traditional wealth revenue increased due to the gain on sale, partially offset by lower fee-based revenue due to softer equity markets and lower brokerage commissions. Net insurance revenue was stable. BMO Capital Markets revenue was lower driven by lower trading revenues resulting from unsettled markets, reduced client activity and lower securities gains, while in Investment and Corporate Banking, higher lending revenue was more than offset by reduced investment banking activity and securities gains. Corporate Services revenue was above-trend in the current quarter.

Net interest income increased $95 million or 4%, primarily due to volume growth and higher net interest margin. BMO’s net interest margin increased 2 basis points from the third quarter and net interest margin (excluding trading) decreased 4 basis points. Average earning assets increased $17 billion or 3%, including an $11 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $14 million or 1% on a net revenue basis. Excluding the impact of the stronger US dollar, net non-interest revenue was down 1%. Increased other non-interest revenue, due in part to the gain on sale and a legal settlement, was more than offset by declines in other types of non-interest revenue, including trading revenues, underwriting and advisory fees and security gains.

Gross insurance revenue increased $46 million from the prior quarter. Increased underlying business premiums in the current quarter were partially offset by the impact of higher long-term interest rates on the fair value of insurance investments. The increase in insurance revenue was offset by higher insurance claims, commissions and policy holder benefit liabilities as discussed on page 11.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified. Insurance can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support actuarial liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

BMO Financial Group Fourth Quarter Report 2015 9

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
Canadian P&C	262	261	261	261	261
U.S. P&C	347	345	354	346	363
Personal and Commercial Banking	288	287	287	286	289
Wealth Management	270	271	261	270	265
BMO Capital Markets	59	51	46	56	53
Corporate Services, including T&O (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	157	155	160	155	160
Total BMO net interest margin (excluding trading)	184	188	199	187	198
Total Canadian Retail (3)	258	257	258	256	252

(1)	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
(2)	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin (nm - not meaningful).
(3)	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

Provisions for Credit Losses

Q4 2015 vs Q4 2014

The total provision for credit losses (PCL) was $128 million, a decrease of $42 million from the prior year due to net recoveries in Corporate Services and lower provisions in Canadian P&C. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased by $17 million to $112 million due to lower provisions in our consumer portfolio. U.S. P&C provisions of $42 million improved by $5 million. BMO Capital Markets net recoveries of $2 million decreased by $5 million reflecting higher provisions in the quarter. Corporate Services recoveries of $25 million increased by $27 million, due to a loan sale benefit in the quarter.

Q4 2015 vs. Q3 2015

Total PCL decreased by $32 million from the prior quarter. Canadian P&C provisions increased $3 million. U.S. P&C provisions increased $23 million primarily due to an increase in commercial provisions from below trend provisions in the previous quarter. BMO Capital Markets had a net recovery due to lower provisions in the quarter. Corporate Services recoveries increased by $40 million due to a loan sale benefit and lower provisions in the quarter.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
Canadian P&C	112	109	129	496	528
U.S. P&C	42	19	47	119	177
Personal and Commercial Banking	154	128	176	615	705
Wealth Management	1	3	(1)	7	(3)
BMO Capital Markets	(2)	14	(7)	26	(18)
Corporate Services, including T&O	(25)	15	2	(36)	(123)
Provision for credit losses	128	160	170	612	561

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
New specific provisions	330	323	312	1,278	1,413
Reversals of previously established allowances	(57)	(49)	(50)	(210)	(228)
Recoveries of loans previously written-off	(145)	(114)	(92)	(456)	(624)
Provision for credit losses	128	160	170	612	561
PCL as a % of average net loans and acceptances (annualized)	0.15	0.20	0.23	0.19	0.19

10 BMO Financial Group Fourth Quarter Report 2015

Impaired Loans

Total gross impaired loans (GIL) were $1,959 million at the end of the current quarter, down from $2,165 million in the third quarter of 2015 and $2,048 million a year ago primarily as a result of a loan sale.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $484 million, down from $559 million in the third quarter of 2015 and down from $534 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
GIL, beginning of period	2,165	2,047	1,975	2,048	2,544
Classified as impaired during the period	484	559	534	1,921	2,142
Transferred to not impaired during the period	(135)	(153)	(129)	(556)	(669)
Net repayments	(167)	(213)	(159)	(700)	(1,059)
Amounts written-off	(178)	(175)	(214)	(704)	(801)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(209)	(8)	-	(252)	(220)
Foreign exchange and other movements	(1)	108	41	202	111
GIL, end of period	1,959	2,165	2,048	1,959	2,048
GIL as a % of gross loans and acceptances	0.58	0.66	0.67	0.58	0.67

(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $265 million, down $35 million from the fourth quarter a year ago, when lower long-term interest rates increased our policy benefit liabilities, partially offset by increased underlying business premiums in the current quarter. CCPB increased $47 million from the third quarter due to increased underlying business premiums, partially offset by the impact of higher long-term interest rates on our policy benefit liabilities. The changes from both periods were largely offset in revenue.

Non-Interest Expense

Non-interest expense increased $206 million or 7% from the prior year to $3,093 million. Adjusted non-interest expense increased $198 million or 7% to $3,032 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense was well controlled, up by $9 million or less than 1%.

Reported non-interest expense increased by $122 million or 4% from the prior quarter. Adjusted non-interest expense increased by $110 million or 4%. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased $63 million or 2%.

On a net revenue basis, adjusted operating leverage was positive 1.8% year over year. On a net revenue basis and excluding the impact of the stronger U.S. dollar, adjusted operating leverage was positive 2.6% year over year.

The adjusted efficiency ratio was 60.8%, and was 64.2% on a net revenue basis improving 110 bps from the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $282 million increased $69 million from the fourth quarter of 2014 and decreased $3 million from the third quarter of 2015. The effective tax rate for the quarter was 18.8%, compared with 16.6% a year ago and 19.3% in the third quarter of 2015.

The adjusted provision for income taxes of $295 million increased $70 million from a year ago and decreased $1 million from the third quarter of 2015. The adjusted effective tax rate was 18.9% in the current quarter, compared with 16.8% a year ago and 19.4% in the third quarter of 2015. The higher adjusted tax rate in the current quarter relative to the fourth quarter of 2014 was primarily due to a higher proportion of income from higher tax-rate jurisdictions. On a teb basis, the adjusted effective tax rate for the quarter was 24.7%, compared with 22.6% a year ago and 25.0% in the third quarter of 2015.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2015 11

Capital Management

Fourth Quarter 2015 Regulatory Capital Review

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.7% at October 31, 2015.

The CET1 Ratio increased by approximately 30 basis points from 10.4% at the end of the third quarter due to an increase in CET1 Capital and lower risk-weighted assets (RWA). The CET1 Ratio increased by approximately 60 basis points from October 31, 2014, mainly due to higher CET1 Capital partially offset by higher RWA. The impact of foreign exchange movements on the CET1 Ratio was largely hedged, as outlined below. The acquisition of GE Capital’s Transportation Finance business is expected to reduce BMO’s CET1 Ratio by approximately 70 basis points on closing in the first quarter of 2016.

CET1 Capital at October 31, 2015, was $25.6 billion, up $0.6 billion from July 31, 2015, mainly due to higher retained earnings. CET1 Capital was up $3.2 billion from October 31, 2014, mainly due to accumulated other comprehensive income (AOCI) from a stronger U.S. dollar and higher retained earnings.

RWA was $239 billion at October 31, 2015, down slightly from $240 billion at July 31, 2015 primarily due to changes in book quality and lower market risk largely offset by changes in methodology and business growth. RWA was up $17 billion from October 31, 2014, largely due to foreign exchange movement, business growth and higher market risk, partially offset by changes in methodology and book quality.

The bank’s Tier 1 and Total Capital Ratios were 12.3% and 14.4%, respectively, at October 31, 2015, compared with 11.7% and 13.7%, respectively, at July 31, 2015. The October 31, 2015 ratios are higher compared with July 31, 2015, primarily due to the same factors that impacted the CET1 Ratio, described above and a $600 million preferred share issuance. The Tier 1 and Total Capital Ratios were 12.0% and 14.3%, respectively, at October 31, 2014. The October 31, 2015 ratios are higher than October 31, 2014, mainly due to the factors impacting the CET1 Ratio and the Tier 1 Ratio, described above, partially offset by the redemption of Tier 1 instruments and the additional 10% phase out of non-qualifying subordinated debt.

BMO’s Basel III Leverage Ratio was 4.2% at October 31, 2015, approximately 30 bps higher than July 31, 2015 due mainly to higher CET1 Capital, the $600 million preferred share issuance during the quarter, and lower leverage exposures.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios and did so during the fourth quarter. Any such activities could also impact our book value and return on equity.

Pages 70 to 75 and pages 105 to 110 of BMO’s 2015 Annual MD&A provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Other Capital Developments

During the quarter, 265,748 common shares were issued through the exercise of stock options.

On October 16, 2015, we completed our offering of Non-cumulative Perpetual Class B Preferred Shares Series 36. We issued 600,000 shares for aggregate proceeds of $600 million.

On November 27, 2015, BMO Capital Trust, a subsidiary of Bank of Montreal, announced its intention to redeem the $450 million of outstanding BMO Trust Capital Securities – Series E, on December 31, 2015.

On December 1, 2015, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.84 per common share, an increase of $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5.0% from a year ago.

The dividend is payable on February 26, 2016, to shareholders of record on February 1, 2016. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan.

On December 1, 2015, BMO announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a new normal course issuer bid (NCIB) for up to 15 million of its common shares, commencing on or about February 1, 2016, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. Maintaining a NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

12 BMO Financial Group Fourth Quarter Report 2015

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q4-2015	Q3-2015	Q4-2014
Gross Common Equity (2)	36,182	35,560	31,273
Regulatory adjustments applied to Common Equity	(10,554)	(10,558)	(8,852)
Common Equity Tier 1 Capital (CET1)	25,628	25,002	22,421
Additional Tier 1 Eligible Capital (3)	4,146	3,546	4,539
Regulatory adjustments applied to Tier 1	(358)	(358)	(358)
Additional Tier 1 Capital (AT1)	3,788	3,188	4,181
Tier 1 Capital (T1 = CET1 + AT1)	29,416	28,190	26,602
Tier 2 Eligible Capital (4)	5,218	4,928	5,375
Regulatory adjustments applied to Tier 2	(50)	(50)	(50)
Tier 2 Capital (T2)	5,168	4,878	5,325
Total Capital (TC = T1 + T2)	34,584	33,068	31,927

Risk-weighted assets (5)
CET1 Capital risk-weighted assets	239,185	239,934	222,092
Tier 1 Capital risk-weighted assets	239,471	240,265	222,428
Total Capital risk-weighted assets	239,716	240,549	222,931

Capital Ratios (%)
CET1 Ratio	10.7	10.4	10.1
Tier 1 Capital Ratio	12.3	11.7	12.0
Total Capital Ratio	14.4	13.7	14.3

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively, for Q4-2015 and Q3-2015. For Q4-2014, the scalars were 57%, 65% and 77% respectively, resulting in different RWA measures for each of the three tiers of regulatory capital.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Fourth Quarter Report 2015 13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Restructuring costs are also included in Corporate Services.

Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified. Insurance can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support actuarial liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the fourth quarter of 2015 totalled $120 million, up from $114 million in the third quarter of 2015 and up from $99 million in the fourth quarter of 2014.

Personal and Commercial Banking (P&C)	Table 9

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
Net interest income (teb)	2,021	1,974	1,861	7,771	7,262
Non-interest revenue	641	643	595	2,478	2,294
Total revenue (teb)	2,662	2,617	2,456	10,249	9,556
Provision for credit losses	154	128	176	615	705
Non-interest expense	1,490	1,450	1,348	5,726	5,259
Income before income taxes	1,018	1,039	932	3,908	3,592
Provision for income taxes (teb)	251	261	237	977	922
Reported net income	767	778	695	2,931	2,670
Amortization of acquisition-related intangible assets (1)	15	14	14	57	56
Adjusted net income	782	792	709	2,988	2,726
Net income growth (%)	10.6	13.3	23.5	9.8	11.1
Adjusted net income growth (%)	10.5	13.1	22.8	9.7	10.7
Revenue growth (%)	8.4	7.9	7.6	7.3	5.9
Non-interest expense growth (%)	10.5	10.1	6.5	8.9	5.4
Adjusted non-interest expense growth (%)	10.6	10.2	6.8	9.1	5.7
Return on equity (%)	16.4	16.7	17.1	16.1	16.7
Adjusted return on equity (%)	16.8	17.0	17.4	16.4	17.1
Operating leverage (%) (teb)	(2.1)	(2.2)	1.1	(1.6)	0.5
Adjusted operating leverage (%) (teb)	(2.2)	(2.3)	0.8	(1.8)	0.2
Efficiency ratio (%) (teb)	56.0	55.4	54.9	55.9	55.0
Adjusted efficiency ratio (%) (teb)	55.2	54.7	54.1	55.1	54.2
Net interest margin on average earning assets (%) (teb)	2.88	2.87	2.87	2.86	2.89
Average earning assets	278,379	273,060	257,587	271,470	251,718
Average current loans and acceptances	274,900	269,341	253,703	267,654	248,202
Average deposits	218,932	210,886	196,299	210,562	190,337

 (1)    Before tax amounts of: $20 million in Q4-2015, $17 million in Q3-2015 and $19 million in Q4-2014; $73 million for Fiscal 2015 and $75 million for Fiscal 2014 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C Banking business net income of $767 million was up $72 million from the prior year and adjusted net income of $782 million was up $73 million from the prior year, both increasing by 11%. These operating segments are reviewed separately in the sections that follow.

14 BMO Financial Group Fourth Quarter Report 2015

Canadian Personal and Commercial Banking (Canadian P&C)	Table 10

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
Net interest income	1,271	1,255	1,222	4,937	4,780
Non-interest revenue	438	443	429	1,703	1,625
Total revenue	1,709	1,698	1,651	6,640	6,405
Provision for credit losses	112	109	129	496	528
Non-interest expense	847	845	819	3,340	3,182
Income before income taxes	750	744	703	2,804	2,695
Provision for income taxes	190	188	177	700	679
Reported net income	560	556	526	2,104	2,016
Amortization of acquisition-related intangible assets (1)	1	1	1	4	4
Adjusted net income	561	557	527	2,108	2,020
Personal revenue	1,145	1,121	1,096	4,415	4,237
Commercial revenue	564	577	555	2,225	2,168
Net income growth (%)	6.6	5.8	14.8	4.4	11.2
Revenue growth (%)	3.4	3.7	6.9	3.7	6.4
Adjusted non-interest expense growth (%)	3.3	4.8	6.1	4.9	4.2
Non-interest expense growth (%)	3.5	4.8	6.1	5.0	4.2
Adjusted operating leverage (%)	0.1	(1.1)	0.8	(1.2)	2.2
Operating leverage (%)	(0.1)	(1.1)	0.8	(1.3)	2.2
Efficiency ratio (%)	49.6	49.8	49.6	50.3	49.7
Net interest margin on average earning assets (%)	2.62	2.61	2.61	2.61	2.61
Average earning assets	192,591	190,409	185,905	189,505	183,406
Average current loans and acceptances	197,193	195,288	190,428	194,199	187,788
Average deposits	135,413	132,950	128,536	132,767	124,925

 (1)    Before tax amounts of: $2 million in Q4-2015 and $1 million in each of, Q3-2015 and Q4-2014; $5 million for Fiscal 2015 and $4 million for Fiscal 2014 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2015 vs Q4 2014

Canadian P&C net income of $560 million and adjusted net income of $561 million both increased $34 million or 7% from a year ago. Revenue increased $58 million or 3% from the prior year due to higher balances across most products and increased non-interest revenue. Net interest margin was 2.62%, up 1 basis point from the prior year.

In our personal banking business, revenue increased $49 million due to the impact of higher balances across most products and increased non-interest revenue.

In our commercial banking business, revenue increased $9 million mainly due to the impact of higher balances across most products.

Provisions for credit losses decreased by $17 million to $112 million due to lower provisions in our consumer portfolio. Non-interest expense increased $28 million and adjusted non-interest expense increased $27 million or 3% reflecting continued investment in the business, partially offset by lower employee-related costs. Adjusted operating leverage was 0.1%.

Average current loans and acceptances increased $6.8 billion or 4% from a year ago. Total personal loan balances (excluding retail cards) increased 3% and commercial loan balances (excluding corporate cards) grew 6%. Deposits increased $6.9 billion or 5% from the prior year. Personal deposit balances increased 4% mainly driven by strong growth in chequing accounts, while commercial deposit balances grew 7%.

Q4 2015 vs Q3 2015

Net income increased $4 million from the prior quarter as a result of higher revenues. Revenue improved by $11 million or 1% driven by higher balances across most products. Net interest margin of 2.62% increased 1 basis point from the prior quarter.

Personal revenue increased $24 million driven by higher non-interest revenue and higher balances across most products. Commercial revenue declined $13 million as the impact of higher net interest margin was more than offset by lower non-interest revenues.

Provisions for credit losses increased $3 million due to the gain on sale of charged-off accounts in the prior quarter, partially offset by lower commercial provisions. Non-interest expense increased $2 million.

Average current loans and acceptances increased $1.9 billion or 1% compared to the prior quarter. Average deposits increased $2.5 billion or 2% with growth in both our commercial and personal businesses.

BMO Financial Group Fourth Quarter Report 2015 15

U.S. Personal and Commercial Banking (U.S. P&C)	Table 11

(US$ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014
Net interest income (teb)	569	568	575	2,259	2,269
Non-interest revenue	154	159	149	618	611
Total revenue (teb)	723	727	724	2,877	2,880
Provision for credit losses	33	15	42	95	162
Non-interest expense	487	478	476	1,901	1,899
Income before income taxes	203	234	206	881	819
Provision for income taxes (teb)	46	59	55	222	222
Reported net income	157	175	151	659	597
Amortization of acquisition-related intangible assets (1)	10	11	11	42	47
Adjusted net income	167	186	162	701	644
Net income growth (%)	3.6	17.2	51.8	10.3	3.2
Adjusted net income growth (%)	2.6	15.3	44.9	8.8	1.8
Revenue growth (%)	(0.1)	(0.5)	2.1	(0.2)	(1.8)
Non-interest expense growth (%)	2.3	1.1	0.4	0.1	0.4
Adjusted non-interest expense growth (%)	2.9	1.7	1.2	0.7	1.2
Operating leverage (%) (teb)	(2.4)	(1.6)	1.7	(0.3)	(2.2)
Adjusted operating leverage (%) (teb)	(3.0)	(2.2)	0.9	(0.9)	(3.0)
Efficiency ratio (%) (teb)	67.4	65.8	65.8	66.1	65.9
Adjusted efficiency ratio (%) (teb)	65.5	63.9	63.6	64.2	63.6
Net interest margin on average earning assets (%) (teb)	3.47	3.45	3.54	3.46	3.63
Average earning assets	65,039	65,229	64,492	65,319	62,443
Average current loans and acceptances	58,912	58,442	56,929	58,520	55,224
Average deposits	63,317	61,494	60,966	61,962	59,804
(Canadian $ equivalent in millions)
Net interest income (teb)	750	719	639	2,834	2,482
Non-interest revenue	203	200	166	775	669
Total revenue (teb)	953	919	805	3,609	3,151
Provision for credit losses	42	19	47	119	177
Non-interest expense	643	605	529	2,386	2,077
Income before income taxes	268	295	229	1,104	897
Provision for income taxes (teb)	61	73	60	277	243
Reported net Income	207	222	169	827	654
Adjusted net income	221	235	182	880	706
Net income growth (%)	22.9	38.0	62.0	26.5	10.7
Adjusted net income growth (%)	21.7	35.6	54.6	24.8	9.2
Revenue growth (%)	18.6	16.7	8.9	14.6	5.1
Non-interest expense growth (%)	21.4	18.5	7.0	14.9	7.3
Adjusted non-interest expense growth (%)	22.2	19.2	7.9	15.6	8.1
Average earning assets	85,788	82,651	71,682	81,965	68,312
Average current loans and acceptances	77,707	74,053	63,275	73,455	60,414
Average deposits	83,519	77,936	67,763	77,795	65,412

 (1)    Before tax amounts of: $13 million in Q4-2015, $14 million in Q3-2015, and $16 million in Q4-2014; $55 million for Fiscal 2015 and $67 million for Fiscal 2014 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2015 vs Q4 2014

Net income of $207 million increased $38 million or 23%. Adjusted net income of $221 million increased $39 million or 22%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $157 million increased $6 million or 4% from a year ago. Adjusted net income of $167 million increased $5 million or 3%, driven by lower provisions for credit losses.

Revenue of $723 million remained stable as higher loan and deposit volume and mortgage banking revenue were offset by lower net interest margin. Year over year net interest margin decreased at a lower rate than previous quarters, down 7 basis points to 3.47%, primarily driven by a decline in loan spreads due to competitive pricing and changes in mix.

Provisions for credit losses were $33 million, down $9 million mainly due to higher recoveries from a loan sale benefit in the consumer portfolio partially offset by higher provisions in the commercial portfolio. Non-interest expense of $487 million increased $11 million or 2%. Adjusted non-interest expense of $474 million increased $14 million or 3% primarily due to higher employee-related costs.

Average current loans and acceptances increased $2.0 billion or 3% from the prior year to $58.9 billion. Commercial loan growth was strong with C&I loan growth of $3.1 billion or 11% and commercial real estate loan growth of $0.8 billion or 21%.

Average deposits of $63.3 billion increased $2.4 billion or 4% from the prior year. Growth in commercial and personal chequing volumes was partially offset by declines in money market and higher-cost time deposits.

Q4 2015 vs Q3 2015

Net income decreased $15 million or 7% and adjusted net income decreased $14 million or 6% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income decreased $18 million or 10% and adjusted net income decreased $19 million or 10% from the prior quarter, driven primarily by an increase in provisions for credit losses from the below-trend level in the prior quarter and also from higher expenses.

16 BMO Financial Group Fourth Quarter Report 2015

Revenue was consistent with the prior quarter as lower commercial lending fees and mortgage banking revenue were offset by a modest increase in net interest income. Net interest margin increased 2 basis points from the prior quarter primarily due to changes in mix, including deposits growing faster than loans.

Provisions for credit losses increased by $18 million from the below trend level of the prior quarter due to an increase in commercial provisions. Non-interest expense and adjusted non-interest expense both increased 2% due to higher employee related costs and investment in the business.

Average current loans and acceptances increased by $0.5 billion or 1% from the prior quarter, due mainly to C&I loan growth. Average deposits increased $1.8 billion or 3%, as growth in commercial and personal chequing volumes was partially offset by declines in money market and higher-cost time deposits.

BMO Financial Group Fourth Quarter Report 2015 17

Wealth Management	Table 12

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014*	Fiscal 2015	Fiscal 2014*

Net interest income	168	164	144	642	560
Non-interest revenue (1)	1,289	1,172	1,256	5,121	4,778
Total revenue (1)	1,457	1,336	1,400	5,763	5,338
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	265	218	300	1,254	1,505
Revenue, net of CCPB	1,192	1,118	1,100	4,509	3,833
Provision for credit losses	1	3	(1)	7	(3)
Non-interest expense	854	839	816	3,357	2,840
Income before income taxes	337	276	285	1,145	996
Provision for income taxes	94	66	60	295	216
Reported net income	243	210	225	850	780
Acquisition integration costs (2)	11	6	9	37	16
Amortization of acquisition-related intangible assets (3)	17	17	18	68	47
Adjusted net income	271	233	252	955	843

Net income growth (%)	8.2	10.6	(27.7)	8.9	(5.7)
Adjusted net income growth (%)	8.1	9.5	(20.9)	13.3	(1.3)
Revenue growth (%) (1)	4.1	(11.4)	14.7	8.0	26.6
Revenue growth, net of CCPB	8.4	13.1	5.8	17.6	11.2
Non-interest expense growth (%)	4.6	12.3	35.2	18.2	20.8
Adjusted non-interest expense growth (%)	4.5	12.6	31.7	16.9	19.1
Return on equity (%)	16.1	14.4	17.4	14.8	18.4
Adjusted return on equity (%)	18.0	16.0	19.4	16.6	19.9
Operating leverage (%) (1)	(0.5)	(23.7)	(20.5)	(10.2)	5.8
Adjusted operating leverage, net of CCPB (%)(1)	3.9	0.5	(25.9)	0.7	(7.9)
Efficiency ratio (%) (1)	58.6	62.8	58.3	58.3	53.2
Adjusted efficiency ratio, net of CCPB (%)	68.7	72.3	71.2	71.5	71.9
Net interest margin on average earning assets (%)	2.70	2.71	2.61	2.70	2.65
Average earning assets	24,730	24,026	21,985	23,784	21,169
Average current loans and acceptances	15,331	14,709	13,250	14,502	12,897
Average deposits	28,030	27,571	25,217	27,377	24,912

U.S. Select Financial Data (US$ in millions)
Total revenue	248	188	181	806	720
Non-interest expense	160	160	196	652	658
Reported net income	52	20	(7)	99	53
Adjusted net income	57	24	(2)	118	73
Average earning assets	3,305	3,281	3,126	3,242	3,028
Average current loans and acceptances	3,028	2,992	2,707	2,938	2,629
Average deposits	5,757	5,880	6,092	6,010	5,834

  *        Growth rates for Q4-2014 and Fiscal 2014 reflect the impact of a $191 million pre-tax ($121 million after-tax) security gain in Q4-2013.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Acquisition integration costs related to F&C of $13 million in Q4-2015, $9 million in Q3-2015 and $11 million in Q4-2014; $46 million for Fiscal 2015 and $20 million for Fiscal 2014 are included in non-interest expense.
(3)	Before tax amounts of: $22 million in each of Q4-2015, Q3-2015 and Q4-2014; $88 million for Fiscal 2015; and $62 million for Fiscal 2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2015 vs Q4 2014

Net income of $243 million and adjusted net income of $271 million were both up 8% from a year ago. Adjusted net income in traditional wealth was $214 million, driven by a gain on sale and underlying business growth, despite softer equity markets, partially offset by a legal reserve. Adjusted net income in traditional wealth was up $79 million or 60%. Adjusted net income in insurance was $57 million, compared to $117 million a year ago, primarily due to high actuarial benefits in the prior year.

Revenue was $1,457 million, up $57 million or 4% from a year ago. Wealth Management revenue grew $92 million or 8% on a net revenue basis. Revenue in traditional wealth of $1,082 million increased $162 million or 17%, benefitting from the gain on sale and higher fee-based revenue partially offset by lower brokerage commissions. Net insurance revenue was down $70 million primarily due to high actuarial benefits a year ago. The stronger U.S. dollar increased revenue by $52 million.

Non-interest expense was $854 million and adjusted non-interest expense was $819 million, both up 5% mainly due to the stronger U.S. dollar which increased adjusted expenses by $32 million.

Assets under management and administration grew by $70 billion or 9% from a year ago to $864 billion, driven by favourable foreign exchange movements and market appreciation.

Q4 2015 vs Q3 2015

Net income and adjusted net income both increased 16% from the prior quarter. Adjusted net income in traditional wealth was up $37 million or 21% benefitting from the gain on sale, partially offset by weaker equity markets and a legal reserve in the current quarter. Adjusted net income in insurance was up $1 million or 2%.

Wealth Management revenue increased $74 million or 7% from the prior quarter on a net revenue basis. Revenue in traditional wealth increased $71 million or 7% primarily due to the gain on sale, partially offset by lower fee-based revenue due to softer equity markets and brokerage commissions. Net insurance revenue was up $3 million or 3%.

Non-interest expense increased $15 million or 2% from the prior quarter. Adjusted non-interest expense increased $11 million or 1% primarily due to the stronger U.S. dollar.

Assets under management and administration decreased $15 billion or 2% primarily due to market depreciation.

18 BMO Financial Group Fourth Quarter Report 2015

BMO Capital Markets	Table 13

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014

Net interest income (teb)	364	308	262	1,334	1,177
Non-interest revenue	574	694	549	2,539	2,543
Total revenue (teb)	938	1,002	811	3,873	3,720
Provision for (recovery of) credit losses	(2)	14	(7)	26	(18)
Non-interest expense	623	623	573	2,486	2,351
Income before income taxes	317	365	245	1,361	1,387
Provision for income taxes (teb)	75	92	54	329	310
Reported net income	242	273	191	1,032	1,077
Amortization of acquisition-related intangible assets (1)	1	1	-	2	1
Adjusted net income	243	274	191	1,034	1,078

Trading Products revenue	564	619	470	2,412	2,257
Investment and Corporate Banking revenue	374	383	341	1,461	1,463
Net income growth (%)	26.5	(10.7)	(11.6)	(4.2)	3.6
Revenue growth (%)	15.8	1.7	2.0	4.1	9.9
Non-interest expense growth (%)	8.7	5.8	9.0	5.7	12.9
Return on equity (%)	12.6	15.6	14.3	14.9	19.1
Operating leverage (%) (teb)	7.1	(4.1)	(7.0)	(1.6)	(3.0)
Efficiency ratio (%) (teb)	66.4	62.2	70.8	64.2	63.2
Net interest margin on average earning assets (%) (teb)	0.59	0.51	0.46	0.56	0.53
Average earning assets	244,528	238,671	225,414	238,916	222,471
Average assets	296,263	287,468	263,362	290,325	259,746
Average current loans and acceptances	41,509	37,518	31,076	37,416	30,101
Average deposits	147,748	141,841	132,916	141,275	133,405

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	272	265	253	1,099	1,154
Non-interest expense	227	222	212	890	887
Reported net income	39	23	32	142	216
Average earning assets	78,253	77,802	80,529	76,630	79,958
Average assets	85,610	85,101	88,323	84,872	88,902
Average current loans and acceptances	12,492	10,727	9,587	10,969	9,536
Average deposits	55,134	55,586	57,254	55,942	57,754

(1)	Before tax amounts of: $1 million in each of Q4-2015, Q3-2015 and Q4-2014; $2 million in Fiscal 2015 and $3 million for Fiscal 2014 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q4 2015 vs Q4 2014

Net income of $242 million increased $51 million or 27% from below-trend results a year ago. Return on equity of 12.6% was down 1.7% due to higher allocated capital.

Revenue increased $127 million or 16%. Excluding the impact of the stronger U.S. dollar, revenue increased $71 million or 9%. Trading Products revenue increased due to higher trading revenue, including the unfavourable impact of implementing a funding valuation adjustment in the prior year, and higher securities commissions and fees. Investment and Corporate Banking revenue increased due to higher lending revenue. Both Trading Products and Investment and Corporate Banking revenue were impacted by lower securities gains.

Net recoveries of credit losses decreased by $5 million. Non-interest expense increased $50 million or 9%. Excluding the impact of the stronger U.S. dollar, non-interest expense was relatively unchanged, up $3 million.

Q4 2015 vs Q3 2015

Net income decreased $31 million or 11% from the prior quarter, largely due to lower Trading Products and Investment and Corporate Banking revenue.

Revenue decreased $64 million or 6%. Excluding the impact of the stronger U.S. dollar, revenue decreased $78 million or 8% driven by lower trading revenues resulting from unsettled markets, reduced client activity and lower securities gains, while in Investment and Corporate Banking, higher lending revenue was more than offset by reduced investment banking activity.

Provision for credit losses decreased by $16 million due to net recoveries in the quarter compared to net new provisions in the prior quarter. Non-interest expense was unchanged compared with the previous quarter. Excluding the impact of the stronger U.S. dollar, non-interest expenses decreased $12 million or 2% due to lower employee-related expenses.

BMO Financial Group Fourth Quarter Report 2015 19

Corporate Services, including Technology and Operations	Table 14

(Canadian $ in millions, except as noted)	Q4-2015	Q3-2015	Q4-2014	Fiscal 2015	Fiscal 2014

Net interest income before group teb offset	(66)	(60)	10	(253)	(62)
Group teb offset	(120)	(114)	(99)	(524)	(476)
Net interest income (teb)	(186)	(174)	(89)	(777)	(538)
Non-interest revenue	111	45	62	281	147
Total revenue (teb)	(75)	(129)	(27)	(496)	(391)
Provision for (recovery of) credit losses	(25)	15	2	(36)	(123)
Non-interest expense	126	59	150	613	471
Loss before income taxes	(176)	(203)	(179)	(1,073)	(739)
Recovery of income taxes (teb)	(138)	(134)	(138)	(665)	(545)
Reported net loss	(38)	(69)	(41)	(408)	(194)
Acquisition Integration Costs (1)	6	-	-	6	-
Restructuring costs (2)	-	-	-	106	-
Adjusted net loss	(32)	(69)	(41)	(296)	(194)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loans	3	2	2	28	21
Interest on impaired loans	4	4	3	17	26
Purchased credit impaired loans	(12)	(19)	(33)	(86)	(252)
Purchased performing loans	(20)	28	30	5	82
Provision for (recovery of) credit losses	(25)	15	2	(36)	(123)
Average loans and acceptances	188	218	356	242	452
Period-end loans and acceptances	182	209	306	182	306

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(22)	(24)	(34)	(87)	(31)
Provision for (recovery of) credit losses	(56)	11	(23)	(79)	(120)
Non-interest expense	61	45	86	272	298
Recovery of income taxes (teb)	(13)	(30)	(45)	(133)	(103)
Reported net loss	(14)	(50)	(52)	(147)	(106)
Adjusted total revenue (teb)	(22)	(24)	(34)	(87)	(31)
Adjusted provision for (recovery of) credit losses	(21)	13	2	(30)	(117)
Adjusted non-interest expense	58	45	86	228	298
Adjusted net loss	(33)	(51)	(66)	(148)	(105)

(1)	Acquisition integration costs related to the acquisition of the GE Capital’s Transportation Finance business are primarily included in non-interest expense.
(2)	Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity. Before tax amount of $149 million in Q2-2015 included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts.

Financial Performance Review

Q4 2015 vs Q4 2014

Corporate Services reported loss for the quarter was $38 million compared with reported loss of $41 million a year ago. The adjusted net loss was $32 million, compared with an adjusted net loss of $41 million a year ago. Adjusted results were better due to higher recoveries of credit losses and lower expenses partially offset by lower revenue due to a larger group teb adjustment and lower treasury-related revenue. Corporate revenue was better than trend in both periods.

Q4 2015 vs Q3 2015

Corporate Services reported loss for the quarter was $38 million compared with reported loss of $69 million in the third quarter of 2015. The adjusted net loss was $32 million, compared with an adjusted net loss of $69 million in the prior quarter. Adjusted results were improved mainly due to better than trend revenue, due to a legal settlement and higher gains on the sale of impaired real estate assets, and recoveries of credit losses compared to provisions, partially offset by higher expenses compared to below trend expenses in the prior quarter.

Risk Management

Our market risk, liquidity and funding, insurance risk, information and cyber security risk, select geographic exposures and risk management practices and key measures are outlined in the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 annual MD&A.

20 BMO Financial Group Fourth Quarter Report 2015

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 annual MD&A and audited annual consolidated financial statements, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 1, 2015, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 22, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

August 2015: $70.49

September 2015: $70.60

October 2015: $77.60

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2016 The next Annual Meeting of Shareholders will be held on Tuesday, April 5, 2016, in Toronto, Ontario.

BMO Financial Group Fourth Quarter Report 2015 21